COMPLETE SOLARIA, INC.

45700 Northport Loop East

Fremont, CA 94538

February 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention:	Patrick Fullem
Evan Ewing

RE:	Complete Solaria, Inc.
Registration Statement on Form S-1
Filed August 9, 2023 File No. 333-273820

Ladies and Gentlemen:

Complete Solaria, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, February 13, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matthew Hemington and John McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, John McKenna at (650) 843-5059.

[Signature Page Follows]

Very truly yours,

COMPLETE SOLARIA, INC.

By:	/s/ Brian Wuebbels
Name:	Brian Wuebbels
Title:	Chief Financial Officer

cc:	Matthew Hemington, Cooley LLP

John McKenna, Cooley LLP

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